SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            NTS-Properties Plus Ltd.
                            (Name of Subject Company)

                            NTS-Properties Plus Ltd.
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                                       of
                         NTS-PROPERTIES PLUS ASSOCIATES
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)

                                    Copy to:

                                Mark R. Borrelli
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

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         This     Amendment    No.    1     supplements     and    amends    the
Solicitation/Recommendation Statement (the "Original Statement") on Schedule 14D-9 filed with the Securities and Exchange Commission on November 30, 2000 by NTS-Properties Plus Ltd. (the "Partnership") in connection with an Offer to Purchase dated November 30, 2000 by ORIG, LLC, a Kentucky limited liability company and affiliate of the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment No. 1 amends the Original Statement by including a Supplement to the Offer to Purchase dated February 14, 2001 and an amendment to the fairness opinion of Integra Chapman & Bell dated October 23, 2000 which was filed as Exhibit (c)(4) to the Original Statement. Integra Chapman & Bell has consented to the inclusion of its fairness opinion dated October 23, 2000 as an exhibit to the Original Statement, and to the inclusion of the amendment to the fairness opinion as an exhibit to this Amendment No. 1. The Supplement is attached hereto as Exhibit (a)(1)(vi), and the amendment to the fairness opinion is attached hereto as Exhibit (c)(5).

Item 9.  Material to be Filed as Exhibits.

         (a)(1)(vi) February 14, 2001 Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).

         (c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000 (incorporated by reference to Exhibit (c)(5) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 14, 2001           NTS-PROPERTIES PLUS LTD., a Florida limited
                                     partnership


                                     By:  NTS-PROPERTIES PLUS ASSOCIATES , a
                                          Kentucky limited partnership and
                                          General Partner

                                     By:  /s/ J.D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing General Partner



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                                    EXHIBITS


Exhibit
Number                    Description
------                    -----------
(a)(1)(vi)                February  14,  2001  Supplement  to Offer to  Purchase
                          (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on
                          February 14, 2001).

(c)(5) Amendment dated January 15, 2001 to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000. (incorporated by reference to Exhibit (c)(5) to Amendment No. 1 to Tender Offer Statement on Schedule filed by ORIG, LLC, J.D. Nichols and Brian Lavin on February 14, 2001).



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                                                              EXHIBIT (a)(1)(vi)



                February 14, 2001 Supplement to Offer to Purchase









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                                                                  EXHIBIT (c)(5)



                        Amendment dated January 15, 2001
      to Fairness Opinion of Integra Chapman & Bell dated October 23, 2000









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